**IVY DISTRIBUTORS, INC.**

Statement of Operations

Year ended December 31, 2018

(In thousands)

| | | |
|---|---|---|
| Revenue: | | |
| Underwriting and distribution fees | $ | 139,577 |
| Revenue sharing | | 61,796 |
| Total | | 201,373 |
| Expenses: | | |
| Distribution | | 167,264 |
| Compensation and benefits | | 16,735 |
| General and administrative | | 32,874 |
| Technology | | 2,358 |
| Marketing and advertising | | 8,727 |
| Depreciation | | 974 |
| Total | | 228,932 |
| Operating loss | | (27,559) |
| Investment and other income | | 1,155 |
| Loss before income tax benefit | | (26,404) |
| Income tax benefit | | 5,784 |
| Net loss | $ | (20,620) |

See accompanying notes to financial statements.